OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
333-110484

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Atlantic Coast Entertainment Holdings, Inc.

Full Name of Registrant

Former Name if Applicable
c/o Stratosphere Casino Hotel &
Tower, 2000 Las Vegas Boulevard South

Address of Principal Executive Office (Street and Number)
Las Vegas, NV 89104

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     On June 28, 2007, Atlantic Coast Entertainment Holdings, Inc. (the “Company”) received a comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”). The comments from the Staff were issued with respect to its review of the Company’s Form 10-K for the year ended December 31, 2006 and the Company’s Form 10-Q for the quarterly period ended March 31, 2007. The Staff’s letter included comments regarding the presentation of the results of ACE Gaming, LLC, which until its sale on November 17, 2006, had been a wholly-owned subsidiary of the Company, as discontinued operations with respect to SFAS 144, classification of (gain) loss on disposal of assets with regards to Rule 5-03 of Regulation S-X, diluted earnings per share and removal of the officer’s title in Exhibit 31.1.
     On August 3, 2007, the Company responded to the Staff’s comments and included supplemental analyses and information requested by the Staff. As of the date of the filing of this Form 12b-25, the Company is awaiting a response from the Division of Corporation Finance of the SEC and until the appropriate method of presentation of the financial information is determined the Company is unable to file its Form 10-Q for the quarterly period ended June 30, 2007 within the prescribed time period without unreasonable effort or expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Denise Barton	(702)	380-7777
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Atlantic Coast Entertainment Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2007	By	/s/ Denise Barton

Name: Denise Barton
Title: Chief Financial Officer

ATTACHMENT
Part IV(3) — Anticipated Change in Results of Operations
The following table presents the estimated net revenues and income from operations for the three and six month periods ended June 30, 2007 and 2006. Due to the November 2006 sale of ACE Gaming, LLC and closure of The Sands Hotel and Casino, we had no operations in 2007. In addition, during the six months ended June 30, 2007, we had $8.3 million of operating income primarily due to a real estate tax refund.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	(In millions)		(In millions)
INCOME STATEMENT DATA:
Net revenues	$—	$41.7	$—	$82.4
Income from operations	0.1	0.3	8.3	0.9